[redacted]

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MAR 02 2009
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condera Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Woodway Drive, Suite 940
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Crump 713-580-1899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 800	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Crump, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condera Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA HOPF
Notary Public, State of Texas
My Commission Expires
January 02, 2013

Signature

Designated Sales Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDERA SECURITIES, LLC
(FORMERLY REDSTONE CONSULTING, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CONDERA SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, TX 77046
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Board of Directors
Condera Securities, LLC

We have audited the accompanying statements of financial condition of Condera Securities, LLC (the "Company", formerly Redstone Consulting, LLC) as of December 31, 2008 and 2007, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condera Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 27, 2009

CONDERA SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 238,827	$ 711,745
Fees receivable, net	37,548	532,952
Prepaid expenses	-	53,896
TOTAL CURRENT ASSETS	276,375	1,298,593
PROPERTY AND EQUIPMENT		
Furniture and fixtures	32,104	189,234
Equipment	1,856	33,704
Computers	26,950	62,900
Software	25,082	33,332
Leasehold improvements	-	117,408
	85,992	436,578
Less: accumulated depreciation	52,526	263,245
NET PROPERTY AND EQUIPMENT	33,466	173,333
OTHER ASSETS	-	8,785
TOTAL ASSETS	$ 309,841	$ 1,480,711
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 4,811	$ 40,386
Accrued expenses	93,033	536,732
TOTAL LIABILITIES	97,844	577,118
MEMBER'S EQUITY	211,997	903,593
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 309,841	$ 1,480,711

See notes to financial statements.

CONDERA SECURITIES, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007
REVENUES		
Commissions	$ 274,375	$ 423,411
Gain on trading account	19,920	98,929
Interest income	210,792	383,547
Investment advisory fees	204,747	5,590,485
Miscellaneous	26,390	69,003
Placement fees	808,834	1,581,591
TOTAL REVENUES	1,545,058	8,146,966
EXPENSES		
Bad debt expense	30,448	-
Clearance fees	334,635	486,356
Insurance	43,103	145,409
Licensing and registration fees	100	5,489
Loss on disposal of property and equipment	125,550	333
Management fees	48,264	2,615,861
Occupancy and equipment rental	34,985	396,934
Other operating expenses	182,363	607,717
Payroll taxes	18,039	161,484
Professional and consulting fees	628,682	85,151
Salaries	562,753	3,639,293
Subscriptions and dues	52,646	150,008
Telephone	9,045	72,597
Travel	2,922	47,944
TOTAL EXPENSES	2,073,535	8,414,576
LOSS BEFORE STATE INCOME TAX EXPENSE	(528,477)	(267,610)
STATE INCOME TAX EXPENSE	(19,467)	(17,250)
NET LOSS	$ (547,944)	$ (284,860)

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

CONDERA SECURITIES, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

Balance at January 1, 2007	$ 1,044,801
Contributions	143,652
Net loss	(284,860)
Balance at December 31, 2007	903,593
Distributions	(143,652)
Net loss	(547,944)
Balance at December 31, 2008	$ 211,997

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

CONDERA SECURITIES, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (547,944)	$ (284,860)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Loss on disposal of property and equipment	125,550	333
Depreciation	14,318	38,570
Bad debt expense	30,448	-
Changes in operating assets and liabilities:		
Fees receivable	464,955	169,615
Prepaid expenses	53,896	(21,643)
Other assets	8,785	-
Accounts payable	(35,575)	(1,196)
Accrued expenses	(443,699)	109,361
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(329,266)	10,180
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(71,232)
NET CASH USED IN INVESTING ACTIVITIES	-	(71,232)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	-	143,652
Distributions	(143,652)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(143,652)	143,652
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(472,918)	82,600
CASH AND CASH EQUIVALENTS - Beginning of year	711,745	629,145
CASH AND CASH EQUIVALENTS - End of year	$ 238,827	$ 711,745

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Condera Securities, LLC (the "Company") is a wholly-owned limited liability company and a subsidiary of The Redstone Companies, L.P. ("TRC"). The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). Prior to its name change on February 15, 2008, the Company was formerly known as Redstone Consulting, LLC. The Company had offices located in Houston and San Antonio, Texas.

Effective January 1, 2008, the operations of the San Antonio office were transferred to certain employees of the Company, including all lease commitments related to that office. The employees continued to be registered representatives of the Company for a transition period from January 1, 2008 through July 31, 2008, at which time they ceased being registered representatives of the Company. The Houston office continues to service customers located predominantly in Texas.

The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts: Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Fees receivable are net of allowance for doubtful accounts of $30,448 as of December 31, 2008. As of December 31, 2007, no allowance for doubtful accounts was deemed necessary by the Company.

Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Major additions and improvements to property and equipment are capitalized and depreciated over the estimated useful lives. Routine maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss are reflected in income for the period.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair market value of the long-lived asset. At December 31, 2008, no such impairment exists.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes: The net income or loss of the Company flows through to its member. Accordingly, no federal income taxes are included in the accompanying financial statements.

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on our Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. As a result, the Company recorded $19,467 and $17,250 in state income tax for the years ended December 31, 2008 and 2007, respectively, that is solely attributable to the Texas margin tax.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

NOTE B - CLEARING BROKER

The Company has an agreement with J.P. Morgan Clearing Corporation ("Clearing Broker", formerly Bear Stearns Securities Corporation) to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000. As of December 31, 2008, the Company was not in compliance with the net capital covenant. Subsequent to year end, such non-compliance was waived by the Clearing Broker.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $141,235, which was $41,235 in excess of its minimum required net capital of $100,000.

NOTE D - COMMITMENTS AND CONTINGENCIES

Total rent expense for the year ended December 31, 2008 was $34,985, of which approximately $22,000 was charged by a related party. Total rent expense for the year ended December 31, 2007 was $396,934, of which $213,504 was charged by a related party. See Note F for additional commitments at December 31, 2008.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits. During 2008, the credit and liquidity crisis in the United States resulted in the formation of the Troubled Asset Relief Program ("TARP"). As of December 31, 2008, the Company has funds in an institution that received assistance under TARP. The Company monitors the financial condition and has experienced no losses associated with these accounts.

In October 2008, the Federal Deposit Insurance Corporation increased its insurance from $100,000 to $250,000 per depositor, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extends through December 31, 2009.

NOTE F - RELATED PARTY TRANSACTIONS

The Company had entered into a management agreement with TRC whereby the Company paid a monthly fee in return for use of TRC's employees and other administrative resources. The management agreement was terminated in October 2007. During 2007, the Company was charged $225,000 in such fees to TRC. Such fees are included in management fee expense.

During April 2008, the Company entered into a lease and services agreement with Condera Advisors, LLC ("Advisors"), a related party, where the Company will pay Advisors a monthly fee of $42,500, for various services, including rent expense of $2,400 per month (See Note D). During January 2009, the Company amended this agreement and reduced the monthly fee to $14,000. During 2008, the Company was charged $382,500 in service fees to Advisors. Such fees are included in the related service expenses in the accompanying statements of operations. In addition, the Company incurred expenses to TRC of approximately $276,000 for the first three months of 2008 for services rendered before the Advisors agreement was entered into and are included in the related service expenses in the accompanying statements of operations.

NOTE G - RISKS AND UNCERTAINTIES

The current downturn in the United States economy, and any economic slowdown in future periods, could adversely affect the Company in ways that cannot be predicted. During times of economic slowdown, the Company's customers may reduce their investment activities. Such developments can occur even among customers that are not experiencing financial difficulties. Additionally, bankruptcies or financial difficulties among the Company's customers could reduce its cash flows and adversely impact its liquidity and profitability.

The Company continues to monitor the impact that these economic conditions may have on its operations. The Company believes its current and future cash balances and cash flows from operations will provide sufficient resources to meet the Company's working capital liquidity needs for the foreseeable future.

SUPPLEMENTARY INFORMATION

CONDERA SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

TOTAL MEMBER'S EQUITY		$ 211,997
Deductions for nonallowable assets		
Fees receivable	$ 23,651	
Property and equipment, net	33,466	
Cash equivalents	645	57,762
Other deductions		13,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		141,235
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 141,235
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 4,811
Accrued expenses		93,033
TOTAL AGGREGATE INDEBTEDNESS		$ 97,844
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (15:1 of total aggregate indebtedness)		$ 6,523
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 100,000
EXCESS NET CAPITAL		$ 41,235
Ratio: aggregate indebtedness to net capital		.69:1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2008.

See Independent Auditors' Report.

CONDERA SECURITIES, LLC
(FORMERLY REDSTONE CONSULTING, LLC)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, TX 77046
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Condera Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Condera Securities, LLC (the "Company", formerly Redstone Consulting, LLC) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 27, 2009